Atkore Inc.
Conflict Minerals Report for The Year Ended December 31, 2023

This report for the calendar year ended December 31, 2023, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals that are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (also referred to as “3TG”). These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether they fund armed conflict. However, if a registrant has Conflict Minerals in its products, but can establish that those Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they need to submit only a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”). If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must describe its RCOI and exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report (a Conflict Minerals Report, the “CMR”) to the SEC that includes a description of those due diligence measures. The report presented herein is not audited as the Rule requires an independent audit only if the Company asserts one or more of its products are “conflict-free,” which the company is not asserting for any of its products.

1.Company Overview. This report has been prepared by management of Atkore Inc. (herein referred to as “Atkore,” the “Company,” the “registrant”, “we,” “us,” or “our”). Except for acquisitions subject to Instruction 3 to Item 1.01 of Form SD, the information disclosed herein includes the activities of all majority-owned subsidiaries. Atkore is a leading manufacturer of electrical products primarily for the non-residential construction and renovation markets and safety and infrastructure solutions for the construction and industrial markets. Our products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Australia, Belgium, Canada, the People’s Republic of China (“China”), New Zealand, and the United Kingdom. The Company’s Electrical reporting segment manufactures high quality products used in the construction of electrical power systems including conduit, cable, and installation accessories. This segment serves contractors, in partnership with the electrical wholesale channel. The Safety & Infrastructure segment designs and manufactures solutions including metal framing, mechanical pipe, perimeter security, and cable management for the protection and reliability of critical infrastructure. These solutions are marketed to contractors, original equipment manufacturers and end users. Additional information can be found in the Company’s annual and quarterly reports, which are available on the Company’s Investor Relations website at https://investors.atkore.com as soon as practicable after such material is electronically filed with, or furnished to, the SEC. In addition, the Company’s SEC filings can be accessed from the SEC’s homepage on the Internet at www.sec.gov. The information contained on the Company’s website or connected to the SEC website is not incorporated by reference into this CMR and should not be considered part of this report.

2.Supply Chain. Atkore manufactures finished goods from raw components, semi-finished components, and sub-assemblies. These materials may be purchased directly from a manufacturer or through distribution. Atkore’s specifications for raw materials may vary from elemental content to form, fit and function as required by the finished product. Atkore also contracts with other manufactures to produce finished goods on our behalf. We use a variety of raw materials in manufacturing our products. Our primary raw materials are steel, copper, polyvinyl chloride (“PVC”) resin, and high-density polyethylene (“HDPE”) resin. We manufacture a wide range of products some of which contain Conflict Minerals, but we do not purchase ore or unrefined Conflict Minerals directly from mines and generally are separated by multiple steps in the supply chain from the mining source. We employ a large group of suppliers for the many components and parts that may contain Conflict Minerals that are used in our products. Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are provided to them from lower tier suppliers. We strive to maintain strong relationships with our suppliers. Responsible sourcing and supply chain management are critical to Atkore’s ability to provide high quality products to our customers. We expect our suppliers to carry out Atkore’s values and commitments by using resources responsibly, reducing the environmental footprint Our terms and conditions for suppliers require, in part, that:

Seller will certify to Buyer in writing the origin of any ingredients or materials in the Goods. Seller will promptly disclose in writing whether the Goods contain any conflict minerals as defined under Section 1502 of the U.S. Dodd-Frank Act and its implementing regulations, including tin, tantalum, tungsten and gold, or their derivatives including but not limited to cassiterite, columbite-tantalite, wolframite (“Conflict Minerals”). Seller hereby certifies that no Conflict Minerals, mined in or obtained from the Democratic Republic of the Congo or an adjoining country, are present in the Goods.

Our Conflict Minerals Statement is publicly available on our website at https://www.atkore.com/about-us/esg/governance/materials-sourcing-and-supply-chain, and requires us to annually analyze the sourcing of any Conflict Minerals from the Democratic Republic of Congo (“DRC”) and its neighboring countries pursuant to the requirements of the Dodd- Frank Act. Atkore has established a Conflict Minerals compliance program that is designed to follow the framework established by the OECD. As stated in Atkore’s supplier terms and conditions, Atkore works with its supply chain to try and ensure that none of the 3TG’s in our products come from smelters or mines that finance armed groups. If we become aware of instances where Conflict Minerals in our supply chain may finance armed groups, Atkore will work with its suppliers to identify potential alternate sources. Atkore remains committed to working with its global supply chain to ensure compliance with Section 1502 of the Dodd-Frank Act.

3.Reasonable Country of Origin Inquiry.
a.In calendar year 2023 Atkore undertook the following measures to perform a RCOI on its Conflict Minerals:
i.Atkore completed a comprehensive review of materials, components, and finishes in all its products. Product tables were reviewed by a cross functional team that included: Industry Affairs, Product Managers, Product Engineers, General Managers, and the Global Sourcing team. A list of suppliers for materials, components, and coatings used in our production and manufacture of products was developed from the product tables.
ii.Regardless of remoteness or minimal likelihood that the material would contain a 3TG, Atkore did not make assumptions regarding our suppliers and, instead, took a conservative approach and sent each supplier of materials used in the production of our products the CFSI-Conflict Minerals Reporting Template and asked them to complete that document and return to Atkore.
b.While Atkore is currently unaware of any Designated Minerals we use that have originated in a conflict zone of the DRC, we cannot definitively exclude the possibility that some may have originated in a Covered Country. This is due to our positions as a downstream manufacturer, many tiers removed from the smelters or source mines and, accordingly, we do not have enough information to conclusively determine the countries of origin, chain of custody, or specific smelters of Designated Minerals, if any, in our products. For that reason, we undertook additional due diligence and are obligated to submit this CMR to the SEC.
c.In accordance with the OECD Guidance and the Dodd-Frank Act, this report is available on our website at https://investors.atkore.com.

4.Due Diligence Process.
a.Design of Due Diligence.
i.Atkore determined that the OECD Guidance for Due Diligence and the RCOI process was the most appropriate approach for our organization. As such, our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the OECD Guidance) and the related Supplement on gold and the Supplement on tin, tantalum and tungsten.
b.Due Diligence Performed.
i.Establish Strong Company Management System: As described above, Atkore adopted its Conflict Minerals Statement, a company policy regarding this topic, which is posted on our website at https://www.atkore.com/About-Us/ESG/Governance/Materials-Sourcing-and-Supply-Chain.
ii.Internal Team: Atkore developed a Conflict Minerals Steering Committee, which is comprised of our Chief Financial Officer, Vice President and General Counsel, Vice President - Sourcing, Vice President - Corporate Controller, Director of Environment Health and Safety, and Director of Industry Affairs. The Steering Committee is responsible for overseeing the Conflict Minerals

Statement, the conflict mineral section of our supplier terms & conditions, the RCOI process, and the due diligence processes.
1.The Industry Affairs and Sourcing departments work together to perform the RCOI process, with one appointed individual acting as a centralized point of contact who requests CMRT to be filled out by suppliers, reviews, tabulates and enters the supplier responses in our management system.
2.Through these combined efforts, Atkore achieved a response rate of 100% from surveyed suppliers.
iii.Control Systems: As we do not have a direct relationship with 3TG smelters or refiners, we are engaged and actively cooperate with other manufactures in our sector through the National Electrical Manufacturers Association (NEMA). Atkore internal controls include our Code of Business Conduct and Ethics, Human Rights Policy, and Supplier Integrity Standards, among others, which outlines expected behaviors of our employees and business partners.
iv.Grievance Mechanism: There are a variety of mechanisms employees, business partners or the general public could raise concerns or questions to the company, including via our ethics hotline and Whistleblower Policy or by contacting the Atkore Human Resources or Legal Departments.
v.Record Management: Atkore has a Records and Information Management Policy that establishes business record categories and definitions for such records, along with the retention period for each type of record. Any data generated by our due diligence exercises are stored on our data management system (Assent 2022-present; Salesforce 2017 to 2022; internal drives and databases for data generated before 2017). We keep records of communications with suppliers, as well as attach the 3TG Surveys and letters to each supplier in our management system in accordance with the Atkore Records and Information Management Policy.
vi.Supplier Inquiry: We perform an annual review of our suppliers with the objective of contacting all raw material and component suppliers to Atkore to ensure no changes with respect to products and suppliers that contain 3TG. For calendar year 2023, we surveyed 286 total suppliers.
1.We rely on suppliers to provide us with information about the source of Conflict Minerals contained in materials or components supplied to Atkore. Our direct suppliers are similarly reliant upon information provided by their suppliers.
2.Many of our largest suppliers are also SEC registrants and subject to the Rule.
3.Suppliers that may be additive to our supplier count as a result of an acquisition will be reported in the applicable reporting period.
4.We conducted a survey of those direct raw material and component suppliers described above using the Conflict Minerals Reporting Template (“CMRT” or “Template”) developed by the Responsible Business Alliance, Global e-Sustainability Initiative, and the Responsible Minerals Initiative. The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict mineral policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use. The CMRT also contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence.
a.Written instructions and recorded training illustrating the use of the tool is available at https://www.responsiblemineralsinitiative.org.
b.The Template is being used by many companies in their due diligence process related to Conflict Minerals. Atkore chose the Template because it was the most commonly cited template to use and has become the industry standard in conflict mineral reporting templates. As stated above there is also a variety of training tools to point suppliers towards to help educate them on how to use the template. The CMRT follows the OECD due diligence guidelines and is a form that can be easily completed by our suppliers.
vii.Design and implement a strategy to respond to risks: Atkore has an established Enterprise Risk Management (“ERM”) Plan that evaluates and quantifies various risks facing the Company. Updates to this risk assessment are provided regularly to senior management. Any changes to the regulatory landscape (such as the Dodd-Frank Act) would be included in ERM.
viii.Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain: We do not have a direct relationship with 3TG smelters and refiners and do not perform direct audits of these entities within our supply chain. We rely on industry efforts to influence smelters and refiners to be audited and certified through the RMI program.

ix.Report on supply chain due diligence: Our Conflict Mineral Statement and this Report can, respectively, be found on our website at https://www.atkore.com/About-Us/ESG/Governance/Materials-Sourcing-and-Supply-Chain and https://investors.atkore.com/investors/sec-filings/default.aspx.

5.Due Diligence Responses.
a.We solicited 286 suppliers and received a response from 286 suppliers, a response rate of 100%. The 286 suppliers constitute 100% of direct materials associated with production of our products.
i.Response Type:
1. 270 responses were the Conflict Minerals Reporting Template
2. 16 responses were a Company Letter, Form SD, or CM Report submitted to the SEC.
ii.We categorize these responses by those that contain 3TG in products/materials and those that do not. From there, we categorize suppliers that contain 3TG in materials by: (1) materials supplied to Atkore, (2) materials sourced from DRC, and (3) materials sourced from other areas.
1. 242 supplier responses stated no use of 3TG’s in their products.
2. 44 suppliers stated that their products contain 3TG’s and of those:
a.30 suppliers stated that smelters were located outside the DRC and surrounding countries or from smelters within the covered countries but that as far as they can tell all smelters are on the RMI list of responsible smelters and would be considered “Conflict Free.”
i.Most of the smelter information Atkore has received was a response based on RFMI’s Compliant Smelters Detailed Sourcing Information and because we are so far removed from the smelter level, we have no way to validate this information as true or accurate.
b.14 suppliers are DRC undeterminable. This means they have not received enough information to determine if smelters are from the DRC or surrounding areas.
b.In addition to our suppliers, we have also made efforts to ensure that our customers received any necessary Conflict Minerals information they needed. The Atkore Industry Affairs team is responsible for responding to all these inquiries. All questions regarding conflict minerals can be sent to industryaffairs@atkore.com.

6.Efforts to Determine Mine or Location of Origin. Atkore has determined that requesting our suppliers to complete the CMRT and seeking information from the suppliers on their 3TG smelters and refiners in our supply chain is a reasonable and the most diligent effort we can make in determining the location of origin of the 3TG in our supply chain.
a.Smelters or Refiners: As stated above, most of the smelter information Atkore has received was a response based on RFMI’s Compliant Smelters Detailed Sourcing Information. We remain too far removed from the smelter level within the supply chain and are therefore unable to opine on validity of the information received.

7.DRC Conflict Mineral Status. While Atkore is currently unaware of any Designated Minerals we use that have originated in a conflict zone of the DRC (due to our position as a downstream manufacturer many tiers removed from the smelters or source mines), we do not have sufficient information to conclusively determine the countries of origin, chain of custody, or specific smelters of Designated Minerals, if any, in our products therefore are unable to determine ourselves to be “Conflict Free” at this time.

8.Steps to be Taken to Mitigate Risk.
a.Annual review of suppliers.
b.Require any new suppliers to abide by terms and conditions requiring them to provide us conflict mineral information and requiring them to be “Conflict Free.”
c.Considering requiring more information on smelters from suppliers using 3TG’s in materials supplied to Atkore.
d.Work with any supplier found to be using 3TG’s from a source that supports conflict mineral smelters to find an alternate smelter or Atkore to find additional suppliers that do not source 3TG materials smelters supporting conflict.
e.Continue to be involved in Industry Associations to learn best practices and stay abreast of any other information in this area.